CM 4/12

04016268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM~~ X-17A-5 (A)
PART III

SEC MAIL RECEIVED PROCESSING APR 07 2004 WASH. 152 SECTION

SEC FILE NUMBER
8-52922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street Suite 3200
(No. and Street)

New Orleans (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yolanda B. Wessel (504)584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

701 Poydras Street Suite 3900 (Address) New Orleans (City) LA (State) 70139 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBT Investments
A Subsidiary of Firstrust Corporation

VIA OVERNIGHT MAIL

April 6, 2004

SEC MAIL PROCESSING RECEIVED APR 07 2004 WASH, D.C. 152 SECTION

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Dear Sirs:

Enclosed find documents necessary to complete our annual filing of audited financial statements for the year ended December 31, 2003 as required by SEC Rule 17a-5(d) (Reports to be made by certain Broker and Dealers). Brian Hartmann, NASD Supervisor of Examiners, in his letter to us dated March 17, 2004 makes the following statement: "The report as submitted was found to be deficient in that it did not contain reconciliation, including appropriate explanation, of the audited Computation of Net Capital and the broker-dealer's corresponding original unaudited FOCUS Part IIA filing, if material differences existed".

In order to comply with Mr. Hartmann's request, we are including two sets of the auditors' Net Capital reconciliation mentioned in above paragraph and a new completed Part III Facing Page with an original oath or affirmation. Enclosed is also a copy of Mr. Hartmann's letter for your reference.

We are also mailing these documents to the New Orleans and Rockville offices of the NASD and the SEC regional office in Miami.

Sincerely,

Yolanda B. Wessel

Yolanda B. Wessel
CFO

Enclosures

FBT Investments, Inc.

Reconciliation of Net Capital Computation Per the Audited Financial Statements to the December 31, 2003 Unaudited Focus Report

December 31, 2003

Total stockholders' equity per audited financial statements		$ 341,693
Less adjustments:		
Loss on disposal of assets	$ 26,043	
Additional accrual for legal fees	37,000	
Additional income tax credit	(2,805)	
Total audit adjustments		60,238
Total stockholders' equity per December 31, 2003 unaudited Focus report		$ 401,931
Furniture and equipment, net per audited financial statements		$ 60,591
Less adjustments:		
Additional furniture and equipment, net	$ (44,476)	
Loss on disposal of assets	26,043	
Total audit adjustments		(18,433)
Furniture and equipment, net per December 31, 2003 unaudited Focus report		$ 42,158
Net capital per audited financial statements:		$ 181,725
Less adjustments:		
Additional liability to related party	$ 44,476	
Additional accrued legal liability	37,000	
Reduction of income tax payable	(2,805)	
Total audit adjustments		78,671
Net capital per December 31, 2003 unaudited Focus report		$ 260,396
Aggregate indebtedness per audited financial statements:		$ 180,672
Add adjustments:		
Additional liability to related party	$ (44,476)	
Additional accrued legal liability	(37,000)	
Reduction of income tax payable	2,805	
Total audit adjustments		(78,671)
Aggregate indebtedness per December 31, 2003 unaudited Focus report		$ 102,000

VIA FACSIMILE (504) 584-5887

NASD

March 17, 2004

Mr. Leonard N. Alsfeld
President
FBT Investments, Inc.
909 Poydras Street, Suite 2500
New Orleans, Louisiana 70112

Re: Annual Audited Report

Dear Ms. Wessel:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (Reports to be made by certain brokers and dealers). The report as submitted was found to be deficient in that it did not contain reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding original unaudited FOCUS Part IIA filing, if material differences existed. The statement, "There are no material reconciling items between the amounts presented above and the amounts reported in the Company's audited FOCUS report as of December 31, 2003. Therefore, no reconciliation of the two computations is necessary", apparently refers to the amended unaudited FOCUS report that was received on February 20, 2004. The reconciliation must pertain to the audited financial report relative to the original FOCUS filing.

Consequently, your submission is not in compliance with the filing requirements of the Rule. Failure to fully comply with the filing requirements of the Rule is a serious matter and can result in your firm's membership in the Association being suspended. Therefore, it is recommended that the Rule be reviewed in detail by you and your independent public accountant to assure all required statements and schedules are accurately filed.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office, the NASD Rockville office, and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submission must include a new completed Part III Facing Page with an original oath or affirmation. Please attend to this matter promptly. If you have any questions, please contact James A. Dicus, Jr., Compliance Specialist, at (504) 522-6527.

Sincerely,

Brian J. Hartmann
Supervisor of Examiners

BJH/kr

cc: U.S. Securities and Exchange Commission
Southeast Regional Office
Mr. David Nelson, Regional Director
801 Brickell Ave., Suite 1800
Miami, FL 33131

U.S. Securities and Exchange Commission
Washington, D.C.

Ernst & Young, LLP
701 Poydras Street, Suite 3900
New Orleans, LA 70139